MASTERWORKS

Launching Now | Avery Singer (40.7% | $1.2M)

Masterworks Recently Sold Paintings[1]

Artist	Annualized Net Return	Days held
 Pierre Soulages	13.9%	845 days held
 Andy Warhol	10.4%	256 days held
 Cecily Brown	35.0%	686 days held



AVERY SINGER

99% SOLD OUT



Price Appreciation of Similar Works[2]

40.7%

INVEST NOW

Download on the App Store

GET IT ON Google Play

A copy of the Offering Circular is available HERE.

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. Price appreciation of similar works is an estimate of the historical appreciation rate of the artwork that is derived by reviewing past public auction sales of artworks that are similar to the subject work. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Avery Singer with the following criteria: examples on canvas, wood or panel executed 2013 to 2018 that measure 60 inches by 60 inches and larger. The data was sourced from publicly available auction records and does not include private sales.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.